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                                                                 EXHIBIT (c)(5)

COMMERCIAL VALUATION SERVICES, INC.                        PHONE (770) 421-9435
3846 WESTWICK WAY                                            FAX (770) 426-7609
KENNESAW, GA. 30152                                         CELL (770) 330-4567

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May 27, 2002

Mr. Michael W. Knowles, Vice President
Riverside Bank
2841 Akers Mill Road
Atlanta, Georgia 30339

RE:      Complete Appraisal/Self Contained Report Format
         Office Building
         576 Colonial Park Drive
         Roswell, Fulton County, Georgia

Mr. Knowles:

At your request, I have performed a complete appraisal analysis in order to estimate the "as is" market value of the leased fee interest in the property described above. The subject property is currently leased at market rates; therefore, the leased fee and fee simple interests reasonably equate. The purpose of this appraisal is to estimate the market value of the leased fee interest in the subject property under current market conditions as of the date of inspection, May 14, 2002. The function is to provide information for internal decision making purposes regarding loan underwriting.

Enclosed is my self-contained report, which describes the methods of approach and contains all pertinent data, analysis and conclusions upon which the final market value estimate is predicated. Please refer to the underlying assumptions and limiting conditions in the body of the report. The subject property was inspected on May 14, 2002 and the effective date of appraisal is considered to be May 14, 2002.

The analyses, opinions and conclusions were developed, and this appraisal has been prepared in conformance with, the requirements of the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation and the Code of Ethics and Standards of Professional Practice of the Appraisal Institute. The use of this report is subject to the requirements of the Appraisal Institute relating to peer review by its duly authorized representatives. In addition, this report adheres to my understanding of the appraisal requirements of Riverside Bank.

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Commercial Valuation Services, Inc.


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Mr. Michael W. Knowles
May 27, 2002
Page 2

Neither my engagement to appraise the property nor future engagement prospects were conditioned upon producing a requested minimum value or specific value range, or reporting a predetermined value or direction of value that favors the cause of the client. Neither the engagement nor payment of any fees is contingent upon whether or not a loan application, if any, is approved or disapproved.

Based upon prevailing market conditions, it is my conclusion that the "as is" market value of the leased fee interest of the subject property, as of the date of inspection, May 14, 2002, subject to the above stipulations, is:

               ONE MILLION THREE HUNDRED TWENTY THOUSAND DOLLARS
                                  ($1,320,000)

The marketing time and exposure period for the subject property are estimated to be 12 months or less, if priced appropriately and marketed aggressively.

It has been a pleasure to serve you in this matter.


Sincerely,



/s/ Michael D. Wilson
Michael D. Wilson
State of Georgia Certified General Real Estate
Appraiser No. 003971

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Commercial Valuation Services, Inc.